UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Fitbit, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33812L102

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Andy Missan, Esq.
Executive Vice President and General Counsel Fitbit, Inc.
405 Howard Street
San Francisco, California 94105
(415) 513-1000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Cynthia C. Hess, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are (i) the Definitive Proxy Statement for the 2017 Annual Meeting of Stockholders of Fitbit, Inc. (“Fitbit” or the “Company”) to be held on May 25, 2017 (the “Definitive Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a proposed stock option exchange program (“Program”), that, if implemented, would allow eligible employees, including Fitbit’s executive officers other than its President, Chief Executive Officer, and Chairman, Chief Technology Officer, and Chief Financial Officer, to exchange out-of-the-money or “underwater” options to purchase shares of Fitbit’s Class A common stock or Class B common stock currently held by such eligible employees for a lesser number of new restricted stock units that may be settled for shares of Fitbit’s Class A common stock under Fitbit’s 2015 Equity Incentive Plan; (ii) a written communication sent by the President, Chief Executive Officer, and Chairman of Fitbit to Fitbit employees on April 13, 2017 regarding the Program; (iii) a bullet-point list of basic information about the Program, which was attached to the written communication referred to in (ii) above; and (iv) a Proposed Stock Option Exchange Program Q&A made available to the Fitbit’s employees on April 13, 2017.

The Program has not yet commenced. Fitbit will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission ("SEC") upon the commencement of the Program. Eligible employees of Fitbit should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Program.

In connection with the proposal to be voted on by Fitbit’s stockholders with respect to the Program, Fitbit has filed a definitive proxy statement with the SEC. Fitbit stockholders are urged to read the definitive proxy statement before making any voting decision regarding the Program because it will contain important information about the proposal to be voted on by stockholders with respect to the Program.

Fitbit stockholders and option holders will be able to obtain the written materials described above and other documents filed by Fitbit with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Fitbit with the SEC by directing a written request to: Fitbit, Inc., 405 Howard Street, Suite 550, San Francisco, California 94105, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Definitive Proxy Statement for the 2017 Annual Meeting of Stockholders (filed with the SEC on April 13, 2017 and incorporated herein by reference).
99.2	E-mail communication sent to employees of Fitbit, Inc. on April 13, 2017.
99.3	Basic Information regarding the proposed Option Exchange Program, dated April 13, 2017.
99.4	Proposed Stock Option Exchange Program Q&A, dated April 13, 2017.